UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-25159

(Check One):  |X| Form 10-K and Form 10-KSB   | | Form 20-F   | | Form 11-K
              | | Form 10-Q and Form 10-QSB   | | Form 10-D   | | Form N-SAR
              | | Form N-CSR

                       For period ended DECEMBER 31, 2005

            | |  Transition Report on Form 10-K

            | |  Transition Report on Form 20-F

            | |  Transition Report on Form 11-K

            | |  Transition Report on Form 10-Q

            | |  Transition Report on Form N-SAR

            For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

                                   LION, INC.
                                   ----------
                             Full Name of Registrant


                            -------------------------
                            Former Name if applicable

                          4700-42ND AVE. SW, SUITE 430
             ------------------------------------------------------
            Address of Principal Executive Office (Street and number)

                                SEATTLE, WA 98116
             ------------------------------------------------------
        Address of Principal Executive Office (city, state and zip code)

                                     PART II
                             RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth
|X| calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Our registered independent public accounting firm, Grant Thornton LLP, has not completed its audit of our financial statements and has not provided its report and consent for our annual report on Form 10-KSB. As a result of this delay, we were unable to file our Form 10-KSB on March 31, 2006. We intend to file our annual report on Form 10-KSB as soon as possible, but in no event later than 15 calendar days from March 31, 2006.

         We were unable to file our Form 10-KSB as we were recently informed that our registered independent public accounting firm requires additional time to complete its audit procedures and related quality control review procedures. The delay in filing is not due to the identification of any deficiency or material weakness in the effectiveness of our internal control over financial reporting, or any disagreement with our registered independent public accounting firm.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Steve Thomson, CFO
-----------------------------
(Name)

(206) 577-1440
-----------------------------
(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). |X| Yes | | No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes | | No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         We anticipate that our 2005 Form 10-KSB, when filed, will contain substantially the disclosure contained in the Management Discussion and Analysis ("MD&A") section which is set forth as Annex A to this Form 12b-25. The results of operations discussed in the MD&A are unaudited and are subject to adjustment in the course of completing the audit process. See Annex A.

                                   LION, Inc.
                  ---------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Date:  March 31, 2006              By: /s/ Randall D. Miles
                                                ---------------------------
                                                    Chief Executive Officer



                                  EXHIBIT INDEX

Exhibit No.     Description
-----------     ----------------------------------------------------------------

      99.1      Letter from Grant Thornton



                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

                                                                    Exhibit 99.1


                         [GRANT THORNTON LLP LETTERHEAD]


March 31, 2006


U.S. Securities and Exchange Commission
Office of the Chief Accountant
100 F Street NE
Washington, DC  20549


Re: LION, Inc.


Dear Sir or Madam:


We have read Part III of Form 12b-25 of LION, Inc. dated March 31, 2006 and agree with the statement concerning our Firm contained herein.


Very truly yours,


/s/  Grant Thornton LLP

                                                                         ANNEX A

ITEM 6.   MANAGEMENT'S DISCUSSION AND ANALYSIS


OVERVIEW


         LION, Inc. is a leading online mortgage lead generator and provider of advanced business solutions that streamline the mortgage loan fulfillment process. From Leads to Loans to Capital Markets, LION offers consistent, integrated business solutions to consumers, brokers, realtors, originators and lenders. LION provides an integrated technology platform offering online loan productivity, mortgage pipeline hedging and risk management, software development and data communication tools.

         Our efforts in 2005 were keenly focused on investing in and implementing the key technology, leadership and organizational strategies that will serve as the foundation to grow revenue and profitability in 2006 and beyond, recognizing that these investments may have cost us some revenue growth and profitability in the short term. Critical actions and investments included: realignment of our product groups and restructuring the organization to support our Leads to Loans to Capital Markets strategy; completing the migration to a substantially more robust technology platform; launching our PrecisionMTS product suite and adding new leadership at Mortgage 101. We have now completed the transformation of the Company that we began in late 2004. We have diversified our revenue base and built a strong balance sheet that provides the financial strength and flexibility to support growth.

         Two trends emerged in 2005 that have us particularly optimistic about our future: the emerging potential for Mortgage 101 and the sales momentum that has developed for PrecisionMTS. During 2006, we will be devoting more of our existing development resources to Mortgage 101 which will accelerate our ability to take advantage of a large number of opportunities. We intend to invest in redesigning our web site to improve efficiencies and functionality to support what we expect to be revenue growth for the year in Mortgage 101. Through the latter half of 2005, we began to sell our PrecisionMTS product suite more aggressively as the enhanced, more streamlined version of our LockPoint Xtra(R) rate lock and pricing engine. We now have 14 customers under contract with an expanding sales pipeline. While gaining momentum, we are nevertheless selling into a challenging market environment. We have found that sales lead time has lengthened as potential customers have felt the pinch of lower performance in 2005 compared to prior results. Lenders arguably need our product more now than ever, and we are working on strategies to ensure that they have an opportunity to experience the value added work flow solutions represented by this product suite.

         An example of the kind of additional value and functionality that will be available to our customers during first quarter 2006 includes introduction of a new subprime search engine, fulfilling one of our most frequent requests from existing and prospective customers. The ability to utilize an expanded set of web based management tools, to access a more comprehensive and lockable set of loan price and program data and the ability to search subprime loan price and program information are significant enhancements to our product suite that we expect will attract more customers and enhance our opportunity in the coming year to generate incremental revenue.

         We have made a number of important improvements in our Retail Web Site service offerings that we believe will result in both new revenue and help lower expenses through back office efficiency gains. Included among them are the addition of enhanced website templates with customizable subject matter and content management that deliver customer flexibility while minimizing the LION resources necessary for customer support.

         Performance in our capital markets unit in the fourth quarter was affected by a seasonal slowdown in mortgage origination and the decline generally in the housing market and loan production. As interest rates have edged upward and loan volume has constrained the ability of small to mid sized lenders to manage their production, it has adversely impacted the transaction fees received from both our managed services clients as well as service bureau customers. Many of our customers are at or near their monthly minimum fees, and we do have some exposure to customers who abandon an interest rate risk management strategy in favor of selling loans on a best efforts basis as a result of an inability to maintain infrastructure and volume in an environment of declining mortgage origination. Transaction fees will continue to be constrained until such time as loan production increases either seasonally or due to shifts in market conditions in general. One such factor may well be the tremendous number of intermediate ARMs that will reset in the next twelve plus months that may serve as a catalyst for consumers to refinance their mortgages. Our capital markets business is poised to benefit from just such a scenario. The key to more sustainable growth in the business, however, will be driven by our ability to continue to add to our customer base. In this kind of market environment it is natural to expect some level of customer attrition. It is important, therefore, that we continue to add to the approximately 65 lenders we already provide interest rate risk management services for. To that end, we intend to expand our existing sales infrastructure to continue to attract customers that will benefit from our risk management offerings.

         One of our key objectives through our technology migration was to complete the work necessary to merge or replace LION's existing technology with the more robust platform acquired from Ignition. As an indication of the progress we have made, in the middle of 2005 we were still expending a large percentage of our research and development resources on integration or system fixes instead of being more keenly focused on development agendas more specific to generating revenue. We established a goal of moving from an environment at that time in which our development resources were utilized approximately 75% of the time fixing and integrating, to a year end goal of devoting no more than 30% of our research and development focus to those important but less productive pursuits. At the end of 2005, we not only achieved that goal, but surpassed it, having reached a point where no more than 25% of our research and development resources were utilized for maintenance and integration. This means that we have made a sizable shift in resources to the kinds of things more likely to generate revenue.

         Our proprietary network of over 12,000 mortgage brokers, approximately 71,000 realtors and 200 lenders, coupled with the over 1 million unique visitors each month to our consumer portal, provide a backdrop against which to expand our addressable market even in an economic climate in which rates are rising, new home sales are declining and home price escalation is moderating. Despite rumblings of a housing slowdown, mortgage origination is still expected to be well over $2 trillion for 2006 which is considered extraordinary in historical terms.

         Our Leads to Loans to Capital Markets business model, while somewhat complex compared to some in the industry, will not only allow LION to weather a potentially stormy economic environment, but will also facilitate an expansion of the opportunities available to us to generate transactional revenue throughout the mortgage loan fulfillment process, thereby expanding the breadth of our market while establishing a defensive beachhead against erosion of revenues in market runoff.

SEGMENT OPERATIONS

         Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and to assess operating performance. Company management has determined that we have two operating segments, TRMS and the integrated software, services and lead generation businesses in which the Company is engaged. Management's election to report on each segment separately is based upon, among other things, TRMS being a registered Commodity Trading Advisor and generating revenues through hands on delivery of Risk Management Services, while LION's other combined operations generate revenues primarily for sales of software related products and services. Intercompany revenues represent fees for Pipeline Tools technology and services purchased by TRMS from its parent, LION, which are generally accounted for at current market prices and are eliminated in consolidation. Management evaluates segment performance primarily based on segment revenues, expenses and operating income (loss) before intercompany revenues and expenses. Segment operations will be discussed throughout this management and discussion analysis as appropriate.



CONDENSED RESULTS (dollars in thousands, except per share data)

                                                      For the year ended
                                                          December 31,
                                                      -------------------
                                                        2005       2004
                                                      --------   --------

Revenues
     LION                                             $  9,300   $ 13,713
     TRMS                                                6,489      1,479
                                                      --------   --------
       Total revenue                                    15,789     15,192
Operating expenses                                      15,878     15,076
                                                      --------   --------
     Operating income (loss)                               (89)       116
Other income - net                                           1        407
                                                      --------   --------
     Net income (loss) before tax                          (88)       523
Income tax benefit (expense)                               (14)        93
                                                      --------   --------
       Net income (loss)                              $   (102)  $    616
                                                      ========   ========

Net income per common share,
     Basic and diluted                                $     --   $    .02
                                                      ========   ========

         While our revenue grew year over year, fourth quarter results compared unfavorably with fourth quarter a year ago due to seasonally lower activity in each of our business lines, and previously announced customer attrition, most notably in our repositioned pricing engine business. Despite lower revenue, we posted a small profit for the fourth quarter. When comparing our operating results for 2005 compared to 2004, it should be noted that TRMS was acquired in October 2004, and only impacted fourth quarter 2004 whereas it was part of LION's operations for all of 2005.

         For 2005, we reported record revenue of $15.8 million, an increase of 4% compared to 2004. This increase was attributable mostly to our capital markets group reflective of the acquisition of TRMS in October 2004. See additional comments below under "Capital Markets."

         Operating expenses increased to $15.9 million for 2005 from $15.1 million in the prior year. Of consolidated operating expense, TRMS accounted for $2.4 million and $525,000 in 2005 and 2004, respectively. During 2005, we achieved significant progress in our product and IT integration efforts related to our acquisitions of Ignition and TRMS and were able to reduce operating expenses for our software, services and lead generation segment by approximately $1.1 million in 2005 compared to 2004.

         For 2005 we reported an operating loss of $89,000 compared to operating income of $116,000 in 2004. For 2005, our software, services and lead generation segment recorded an operating loss of $389,000 which was offset by TRMS segment operating income of $300,000. For 2004, the software, services and lead generation segment operating loss was $23,000 which was offset by TRMS operating income of $139,000. Even with the previously announced non-renewal of two customer contracts early in the fourth quarter, the Company's was able to record an operating profit in fourth quarter 2005 and narrow the overall operating loss for the year due to planned consolidation and streamlining of Company operations throughout 2005, completion of our first phase of regulatory compliance activities related to Sarbanes-Oxley Section 404 during the first half of the year and positive TRMS operating results.

         Our net loss for 2005 was $102,000 compared to net income of $616,000, or $0.02 per share in the prior year. Net income in 2004 included a one-time gain of $433,000 related to settlement of an insurance claim and a $150,000 tax benefit recorded as a result of a decrease in deferred tax assets valuation allowance.

DETAILED RESULTS OF OPERATIONS

REVENUES (dollars in thousands)

                                                  For the year
                                ------------------------------------------------
                                     2005            2004            Change
                                --------------  --------------   ---------------
LEADS
Mortgage 101                    $ 1,781    11%  $ 1,959    13%   $  (178)   (9)%
                                -------   ----  -------   ----   -------   -----

LOANS
Lion Pro                          2,991    19%    3,145    21%      (154)   (5)%
Retail web sites                  2,592    17%    2,542    17%        50     2%
LockPoint Xtra                    1,181     7%    1,923    12%      (742)  (39)%
                                -------   ----  -------   ----   -------   -----
                                  6,764    43%    7,610    50%      (846)  (11)%
                                -------   ----  -------   ----   -------   -----

CAPITAL MARKETS
Pipeline Tools                      755     5%    4,144    27%    (3,389)  (82)%
Risk Management Services (TRMS)   6,489    41%    1,479    10%     5,010   359%
                                -------   ----  -------   ----   -------   -----
                                  7,244    46%    5,623    37%     1,621    29%
                                -------   ----  -------   ----   -------   -----
Total revenues                  $15,789   100%  $15,192   100%   $   597     4%
                                =======   ====  =======   ====   =======   =====


         Our product groupings are organized to more closely align our business objectives by product with the customers we serve. These product groups are Leads, Loans, and Capital Markets.

LEADS

         Our Leads product group comprised 11% and 13% of total revenue for the years ended December 31, 2005 and 2004, respectively. Revenue for 2005 for our Leads product group, which consists of Mortgage 101, was $1.8 million down 9% compared to 2004. This decrease is indicative of lower loan volumes due to lower refinancing activity. We continue to attract heavy consumer traffic to our Mortgage101.com Internet portal due to strong search engine placement attributable to being number 1 or 2 on Google, MSN or Yahoo for keyword search "mortgage." We added new leadership early in third quarter 2005 to develop and execute new strategies in our Mortgage 101 product group, and at the beginning of the fourth quarter, we expanded our Mortgage 101 sales infrastructure with the goal of significantly increasing Mortgage 101 related revenue in 2006. Our plan is to broaden our lead distribution universe to include more large brokers and lenders, develop new strategies to generate higher advertising revenue, add more partnerships, connect our users with more vendor services and become licensed in key states to enable us to penetrate more deeply into the loan origination and fulfillment process to generate higher transactional revenue.

LOANS

         Our Loans product group, comprised of LION Pro, Retail Websites, LockPoint Xtra(R) and PrecisionMTS, accounted for approximately 43% and 50% of total revenue for the years ended December 31, 2005 and 2004, respectively. Revenue for 2005 for the loans product group totaled $6.8 million down 11% compared to the prior year. The decrease is primarily due to the repositioning of our pricing engine business within our LockPoint Xtra(R) product line combined with both seasonality and declining refinancing activity. LION Pro decreased modestly due to a seasonal decline in loan volumes in the mortgage industry. These decreases were offset by an increase in our Retail Website product and the addition of 5 new PrecsionMTS customers during the fourth quarter, increasing the number of users on the platform to 14.

         We now have a substantially more robust and stable platform to accommodate our expanding customer base and facilitate expansion of the product bundling opportunities associated with our Precision MTS marketing initiative. By early 2006, we plan to add alternative mortgage products, such as subprime, second and interest only mortgages, which will add new customers and enable us to capture incremental transaction fee revenue.

CAPITAL MARKETS

         Our Capital Markets product group, comprised of our Pipeline Tools technology, which is part of the software, services and lead generation segment, and risk management services provided by our TRMS segment, combined for approximately 46% and 37% of total revenue for the years ended December 31, 2005 and 2004, respectively. Revenue for 2005 for the Capital Markets product group was $7.2 million, an increase of 29% compared to the prior year and was primarily due to the impact of the acquisition of TRMS in October 2004. Performance in our capital markets unit in the fourth quarter was affected by a seasonal slowdown in mortgage origination and the decline generally in the housing market and loan production and increase in interest rates. See "Overview" above.

         Prior to the acquisition of TRMS, TRMS was LION's largest customer for Pipeline Tools. LION provided TRMS a license to have access to and use of Pipeline Tools. LION also provided second-line support to TRMS. In return, LION was paid a fee which was recorded as Pipeline Tools revenue and comprised approximately 72% of Pipeline Tools revenue pre-acquisition. LION's Pipeline Tools revenues include these fees through October 12, 2004. As of the TRMS acquisition date of October 13, 2004, the fees between LION, the parent, and TRMS, the subsidiary, are now eliminated when combining results of the two companies. Post-acquisition, revenue from TRMS customers comprises all of the Risk Management Services revenue.

OPERATING EXPENSES (dollars in thousands)

                                          2005                     2004
                                  --------------------     --------------------
                                               % of                     % of
                                  Amount      Revenue      Amount      Revenue
                                  -------     --------     -------     --------
Direct costs                      $ 6,338          40%     $ 5,775          38%
Selling and marketing               2,526          16%       2,027          13%
General and administrative          4,089          26%       4,199          28%
Research and development            2,392          15%       2,500          16%
Depreciation and amortization         533           3%         575           4%
                                  -------     --------     -------     --------

Total operating expenses          $15,878         101%     $15,076          99%
                                  =======     ========     =======     ========

DIRECT COSTS

         Direct costs are comprised primarily of website fulfillment, technology infrastructure support, product and contract support, product deployment, and TRMS trading desk and support services. For 2005, direct costs were $6.3 million, up from $5.8 million for the prior year. Direct cost associated with the TRMS operation increased approximately $1.4 million as TRMS was part of LION's consolidated operations for just under one quarter in 2004. This increase was offset by a reduction of approximately $884,000 in direct costs for the remainder of LION's operations as a result of lower headcount and related costs required for LION in 2005 due to product and IT integration efforts throughout 2004 and the first half of 2005.

SELLING AND MARKETING

         Selling and marketing expenses are comprised primarily of advertising and marketing costs, sales salaries and related support costs. For 2005, selling and marketing expenses increased to $2.5 million compared to $2.0 million for the prior year. This increase was due to the addition of the TRMS operations, ads in periodicals and increased advertising for Mortgage 101 leads.

GENERAL AND ADMINISTRATIVE

         General and administrative expenses are comprised primarily of management and administrative salaries and related costs, legal and audit fees, outside consulting services, certain telecommunications expenses, occupancy costs, and other administrative related expenses. For 2005, general and administrative expenses decreased to $4.1 million from $4.2 million for the prior year. General administrative expenses associated with the TRMS operation increased approximately $160,000 as TRMS was part of LION's consolidated operations for just under one quarter in 2004. This increase was offset by a reduction of approximately $270,000 in general and administrative expenses for the remainder of LION's operations due to the completion during 2005 of consolidation efforts related to the acquisition of Ignition in late 2003.

RESEARCH AND DEVELOPMENT

         Research and development expenses are comprised primarily of engineering salaries and related costs. For 2005, research and development expenses decreased to $2.4 million compared to

$2.5 million in the prior year. The reduction in research and development costs in 2005 reflects our consolidation efforts related to product development and the relocation of research and development efforts into one location.

DEPRECIATION AND AMORTIZATION

         The decrease in depreciation and amortization expense in 2005 compared to the prior year is due to certain internally developed software for internal use being fully depreciated by the end of 2004, offset by additional depreciation related to the purchase of equipment, computers and software.

INTEREST EXPENSE AND INTEREST INCOME

         For 2005, interest expense increased to $86,000 from $40,000 in the prior year. It is comprised of interest on 10 percent promissory notes which were paid off in mid-February 2005, 8 percent promissory notes totaling $972,000 related to the TRMS acquisition, and various debt related to capitalized leases. The promissory notes did not exist during the first nine months of 2004.

         For 2005, interest income increased to $84,000 compared to $12,000 for the prior year. The increase is due to additional funds that could be invested along with a rising interest rate environment. Investments during 2005 had maturities of not greater than three months so as to take advantage of an environment of rising short term interest rates.

OTHER INCOME

         Other income reported in 2004 includes $433,000 net of legal expenses related to a settlement with our insurance carrier for the reimbursement of defense and indemnity costs related to litigation completed in June 2002.

INCOME TAX EXPENSE (BENEFIT)

         The income tax expense for 2005 was $14,000 compared to the benefit for income tax for 2004 of $93,000. The (16) % effective tax rate for 2005 is primarily due to payment of certain minimum state LLC fees and taxes and the recording of full deferred tax valuation allowances for 2005 operating results. The 2004 effective tax rate of 11% is primarily attributable to the impact of utilizing our net operating loss carryforwards. Absent these items, we would expect our effective tax rate to approximate 36%.

         Because of the uncertainty relating to the realization of deferred tax assets in future periods, we maintained a valuation allowance which offsets all but a $150,000 portion of our net deferred tax assets at December 31, 2005 and 2004. We will continue to evaluate the realizability of our net deferred tax assets in future periods and may recognize additional income tax benefits in earnings if we determine that the realization of these assets is more likely than not. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced.

FINANCIAL POSITION

         At December 31, 2005, we had approximately $4.2 million in cash, cash equivalents and short-term investments. The change in cash and cash equivalents is as follows (in thousands):

                                                            2005         2004
                                                           -------      -------
Net income (loss) before extraordinary items               $  (102)     $   616
Non-cash items                                                 725          776
Changes in working capital                                    (158)         637
                                                           -------      -------
Net cash provided by operating activities                      465        2,029
                                                           -------      -------
Purchase of available-for-sale securities - net               (800)          --
Purchase of property and equipment and other                  (447)        (454)
                                                           -------      -------
Net cash used in investing activities                       (1,247)        (454)
                                                           -------      -------
Restricted cash for letter of credit                          (280)          --
Other net uses of cash for financing activities                (85)          60
                                                           -------      -------
Net cash (used in) provided by financing activities           (365)          60
                                                           -------      -------
Net (decrease) increase in cash and cash equivalents        (1,147)       1,635
Cash and cash equivalents at beginning of year               4,518        2,883
                                                           -------      -------
Cash and cash equivalents at end of year                   $ 3,371      $ 4,518
                                                           =======      =======

         During 2005, we funded our activities from cash provided by operations, from payments on accounts receivable and from the exercise of stock options. Cash and cash equivalents are expected to fund near-term operations.

NON-CASH ITEMS

         Non-cash items are primarily depreciation and amortization and stock option expense for both 2005 and 2004.

WORKING CAPITAL AND OPERATING ACTIVITIES

         Our working capital was $4.1 million at December 31, 2005 compared to $4.0 million at December 31, 2004.

         Our working capital was $4.0 million at December 31, 2004 compared to $2.8 million at December 31, 2003. During 2004, our working capital increased due to overall payoffs of accounts receivable during 2004 including the pay down of large receivables outstanding at the end of 2003 related to the purchase of the Ignition assets, an increase in accounts payable due to our normal business operating cycle, increases in deposits from customers related to the Mortgage 101 pay per lead program, revenue growth, primarily from the Retail Web Sites, LockPoint Xtra(R), Pipeline Tools and Risk Management Services product lines, and a settlement with our insurance carrier related to the reimbursement of defense and indemnity costs related to litigation completed in June 2002. This increase was offset by payments for the acquisition costs associated with the Ignition assets and TRMS acquisitions and a decrease in deferred revenue associated with a large customer contract acquired with the Ignition assets.

INVESTING ACTIVITIES

         During 2005, investing activities used cash of approximately $1.2 million, which primarily consisted of the net purchase of short-term available-for-sale securities totaling $800,000 with the remainder of the increase due to upgrades to computer hardware and software and capital expenditures on our new lease space for our California operations which consolidated our TRMS, Pipeline Tools and IT infrastructure groups.

         During 2004, investing activities used cash of $454,000 and primarily consisted of the capitalized portion of software development costs related to the enhancement of underlying infrastructure delivering various product lines and upgrades to computer hardware and software.

FINANCING ACTIVITIES

         During 2005, net cash used in financing activities totaled $365,000 which included $280,000 of cash that was restricted for a letter of credit related to the office lease for our California operations, payoff of our 10 percent promissory notes totaling approximately $193,000 related to the TRMS acquisition, and payments on capitalized lease obligations related to the acquisition of application and database software, computers, servers, furniture and telecommunications systems upgrades. This was offset by proceeds received from the exercise of stock options during the year totaling approximately $171,000.

         During 2004, net proceeds from financing activities were $60,000. Warrants and stock options were exercised during the period totaling approximately $197,000 along with tax benefits on stock options exercised totaling approximately $56,000. This was offset by payments totaling approximately $193,000 on notes payable and capitalized lease obligations related to the acquisition of application and database software, computers, servers, furniture and telecommunications systems upgrades over the previous two years and payments on the one-year notes assumed during the TRMS acquisition.

OVERALL LIQUIDITY AND CAPITAL RESOURCES

         It is management's assessment that current working capital and that which will be created organically through operations should be sufficient for our growth plans and capital expenditure needs throughout 2006 and into 2007.

AGGREGATE CONTRACTUAL OBLIGATIONS

         The following table represents the Company's total contractual obligations as of December 31, 2005.

                                                    Payments Due by Period
                                   -------------------------------------------------------
                                                  Less Than
                                     Total          1 Year       1-3 Years      4-5 Years
                                   ----------     ----------     ----------     ----------
(in thousands)
Contractual Obligations
   Long-term debt                  $  972,209     $       --     $  972,209     $       --
   Capital lease obligations           23,986         23,986             --             --
   Operating lease obligations      2,128,515        825,267        994,069        309,179

                                   ----------     ----------     ----------     ----------
Total contractual obligations      $3,124,710     $  849,253     $1,966,278     $  309,179
                                   ==========     ==========     ==========     ==========

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

         The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make a number of estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The reporting of results of our operations and financial condition in the preparation of our financial statements could differ significantly from our estimates under different assumptions and conditions. Significant estimates include allowances for doubtful accounts, long-lived assets valuation, estimated useful lives and recoverability, realizability of deferred tax assets, and the allocation of purchase price.

         We believe that the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective, and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

         REVENUE RECOGNITION

         We recognize revenue from product sales or services rendered when the following four revenue recognition criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectibility is reasonably assured. For multiple-element arrangements, the Company applies Emerging Issues Task Force ("EITF") Issue 00-21, Revenue Arrangements with Multiple Deliverables that meet the following criteria: the delivered item has value to the customer on a standalone basis; there is objective and reliable evidence of the fair value of undelivered items; and delivery of any undelivered item is probable.

         In certain hosting arrangements where the customer has the option to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to us to host the software, we account for the licensing of software in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position
(SOP) 97-2, Software Revenue Recognition.

         Revenue from services is generally determined based on time and materials or monthly subscription fees. Revenue for services is recognized as the services are performed.

         DEFERRED TAXES

         We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, deferred tax assets arise from the tax benefit of amounts expensed for financial reporting purposes but not yet deducted for tax purposes and from unutilized tax credits and NOL carry forwards. We evaluate our deferred tax assets on a regular basis to determine if a valuation allowance is required. To the extent it is determined the recoverability of the deferred tax assets is unlikely, we will record a valuation allowance against deferred tax assets.

         During 2004, the Company recognized a tax benefit of $150,000. This tax benefit was the result of the recognition of a net deferred tax asset. Realization of the net deferred tax asset is dependent on generating sufficient taxable income prior to expiration of net operating loss carryforwards. At December 31, 2005, the Company had net operating loss carryforwards for federal income tax purposes of approximately $3.1 million available to offset future income which expire in 2018 through 2023. Although realization is not assured, management believes it is more likely than not that a portion of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced. The Company has established a valuation allowance of approximately $1.1 million as of December 31, 2005 and 2004 due to the uncertainty of future realization of the net deferred tax assets. Utilization of these carryforwards could further be limited due to a change of control in the Company's ownership as defined by the Internal Revenue Code Section 382.

         IMPAIRMENT OF GOODWILL

         We periodically assess goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset or other valuation methods. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

         In December 2004, the FASB issued SFAS No. 123 (revised 2004) ("SFAS No. 123R"), SHARE-BASED PAYMENT. This Standard requires companies to measure share-based payments at grant-date fair value and recognize the compensation expense in their financial statements. We previously adopted the fair value based method of accounting pursuant to SFAS No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION, prospectively. Management is in the process of evaluating the requirements of SFAS No. 123R. The adoption of the provisions of this statement is not expected to have a material effect on the Company's financial condition or results of operations.

         In December 2004, the FASB issued SFAS No. 153, EXCHANGES OF NONMONETARY ASSETS, an amendment of APB Opinion No. 29, which replaces the exception from fair value measurement for nonmonetary exchanges of similar productive assets, with a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. This statement is to be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of the provisions of this statement is not expected to have a material effect on the Company's financial condition or results of operations.

         In May 2005, the FASB issued SFAS No. 154, ACCOUNTING CHANGES AND ERROR CORRECTIONS, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. Statement No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of the provisions of this statement is not expected to have a material effect on the Company's financial condition or results of operations.

FACTORS THAT MAY AFFECT FORWARD-LOOKING STATEMENTS

         This Management's Discussion and Analysis contains statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. All statements that express expectations and projections with respect to future matters may be affected by changes in the Company's strategic direction, as well as developments beyond the Company's control. We cannot assure you that our expectations will necessarily come to pass. Actual results could differ materially because of issues and uncertainties such as those discussed below and elsewhere in our Annual Report on Form 10-KSB, including the sections entitled "Competition," "Proprietary Rights," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These factors, among others, may adversely impact and impair our business and should be considered in evaluating our financial outlook.

WE HAVE A LIMITED HISTORY OF PROFITS AND OUR FUTURE PROFITABILITY REMAINS UNCERTAIN. IN ADDITION, FINANCIAL RESULTS FOR ANY PARTICULAR PERIOD WILL NOT PREDICT RESULTS FOR FUTURE PERIODS.

         We are working toward a goal of revenue growth and sustained profitability. Annual revenues increased to $15.8 million in 2005 from $15.2 million in 2004 and from $8.1 million for 2003. However, during those years revenues quarter to quarter have at times remained flat. Had it not been for the strategic acquisition of the Ignition assets in December 2003 and the acquisition of TRMS in October 2004, revenue growth targets year over year would not have been achieved in 2005 and the likelihood of achieving targets for 2006 much more difficult. We had ten consecutive quarters of profitability beginning with the third quarter of 2002 through the fourth quarter of 2004, but incurred a net loss for each of the first two quarters of 2005 before returning to profitability in the third and fourth quarters.

         Our prospects must be considered in view of the risks, expenses and difficulties frequently encountered by companies in rapidly evolving markets, including uncertainty of revenues, markets, and profitability. We cannot assure you that we will be successful in addressing these risks or that we can be operated profitably, which depends on many factors, including the success of our marketing program, control of expense levels and the success of our business activities. Our future operating results will depend on a variety of factors, including those discussed in the other factors set forth below.

WE ARE LARGELY DEPENDENT ON KEY PERSONNEL WHO MAY NOT CONTINUE TO WORK FOR US.

         We are substantially dependent on the continued services of our key personnel, including our officers, engineers and other significant employees. These individuals have acquired specialized knowledge and skills with respect to LION. We are continuing to create the redundancies that will reduce the reliance on these individuals, but have not completed this task and will not for at least the remainder 2006. Furthermore, we have not entered into employment agreements with these significant employees except for our executive officers. If any of these individuals were to leave LION unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience. We provide stock options or restricted stock grants, which serve to retain and motivate key employees as they become vested in their equity. At our 2005 annual meeting, stockholders approved a stock incentive plan which will allow a flexible stock compensation program which we believe will be important in our ability to attract and retain the best available employees. We expect that we will need to attract, train, retain and motivate additional technical, managerial, marketing and customer support personnel. Competition for these personnel may be intense, particularly for individuals with suitable experience. We face the risk that if we are unable to attract and integrate new personnel, or retain and motivate existing personnel, our business will be adversely affected.

WE ARE SUBSTANTIALLY DEPENDENT ON A LIMITED NUMBER OF SIGNIFICANT CUSTOMERS.

         Our success depends on our ability to expand, retain and enhance our advanced business solution customers. Our expanded product line through the acquisition of Ignition assets and TRMS carries with it the risk that our revenues may be dependent on a limited number of significant customers, rather than a broad-based broker and customer network. In connection with its acquisitions, LION became the assignee of certain customer contracts, most of which have initial contract periods or renewals expiring during 2005 and into 2006 and typically have renewable successive one-year terms and in a few cases successive two-year terms. Revenues from these acquired contracts comprised approximately 53% of our total revenues for 2005. Several LockPoint Xtra(R) and Pipeline Tools customers did not renew their contracts with us during 2004 and 2005. Included among those customer terminations was an LPX customer that did not renew its contract at the end of third quarter and a Pipeline Tools customer that also did not renew its contract during the fourth quarter with the combined revenue loss in the fourth quarter totaling approximately $170,000. However, we have signed 5 new Precision MTS customers during the fourth quarter of 2005 bringing to 14 the number of customers using the LPX / Precision MTS platform and 2 new lender customers during the fourth quarter of 2005 for our Pipeline Tools and TRMS risk management Capital Markets group bringing to 16 the number of new customer wins in 2005.

         There can be no assurance that the existing large customers will renew their contracts, or that we will be able to attract new customers at rates sufficient to maintain a stable or growing revenue base. We have also experienced an anticipated but significant decline in loan volumes in the LPX, Pipeline Tools, and Risk Management Services product lines compared to 2004, although volumes improved in the second and third quarters of 2005 compared to first quarter, but cyclically pulled back during the fourth quarter. If we are unsuccessful in enrolling new customers to equalize the attrition rate of existing customers, or to offset a decline in transactional volume, our overall share of the advanced business solution market could be reduced, and consequently our business operating results and financial condition may be materially adversely affected.

OUR OPERATIONS MAY BE VULNERABLE TO DISRUPTION PROBLEMS.

         We do not have multiple site capacity for our LION Pro, Mortgage 101 or Retail Web Site services, however, we do have this in place for our LockPoint Xtra(R) and Pipeline Tools services. We are in the process of developing multiple site capacity for all of our services, but this will not be completed until some time in 2006. We have in place comprehensive data tape backup procedures for our operational and administrative databases. Our replication software provides a high level of hardware backup for the database by duplicating our database across several powerful servers. However, despite protective measures, our operations could be vulnerable to damage from floods, fire, earthquakes, power loss, telecommunications failures, break-ins, terrorism, and similar events. The prospect of such unscheduled interruptions is possible in the foreseeable future, and we are unable to predict their occurrence, duration or cessation.

         Despite the implementation of security measures which are constantly updated, our systems may be vulnerable to unauthorized access, computer viruses and other disruptive problems. We could experience interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. Unauthorized access might lead to interruptions, delays or cessation in service to subscribers or deter potential subscribers. Although we intend to constantly update industry-standard security measures, these measures have been circumvented in the past, and there can be no assurance that measures we adopt will not be circumvented in the future. We do not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any of these events. Eliminating computer viruses and alleviating other security problems may require interruptions, delays or cessation of service to our subscribers, which could have a materially adverse affect on our business, operating results and financial condition.

OUR BUSINESS DEPENDS ON INCREASING USE OF THE INTERNET BY USERS SEARCHING FOR INFORMATION, ADVERTISERS MARKETING PRODUCTS AND SERVICES AND WEB SITES SEEKING TO EARN REVENUE TO SUPPORT THEIR WEB CONTENT. IF THE INTERNET INFRASTRUCTURE DOES NOT GROW AND IS NOT MAINTAINED TO SUPPORT THESE ACTIVITIES, OUR BUSINESS WILL BE HARMED.

         Our success will depend on the continued growth and maintenance of the Internet infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable Internet services. Internet infrastructure may be unable to support the demands placed on it if the number of Internet users continues to increase, or if existing or future Internet users access the Internet more often or increase their bandwidth requirements. In addition, viruses, worms and similar programs may harm the performance of the Internet. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as our ability to provide our solutions.

GOVERNMENT REGULATION

         Our mortgage pipeline risk management services are provided by TRMS, a Commodity Trading Advisor registered with the Commodity Futures Trading Commission and the National Futures Association. Commodity Trading Advisors are subject to detailed disclosure, reporting, and recordkeeping requirements. The U.S. commodity markets are subject to on-going and substantial regulatory changes, and we cannot predict what statutory, administrative or exchange imposed restrictions may become applicable to or adversely affect TRMS in the future.

         Our other operations are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet and e-commerce. Existing and future laws and regulations may impede the growth of the Internet or other online services, which in turn could decrease the demand for our products and services, increase the cost of doing business, or otherwise have an adverse effect on our business, operating results or financial condition. These regulations and laws may cover taxation, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband Internet access, and the characteristics and quality of products and services not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, the applicability to the Internet of existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy is developing. We cannot predict the impact, if any, that future regulation or regulatory changes might have on our business. Unfavorable resolution of these issues may harm our business, diminish the demand for our products and services or increase our cost of doing business.

IF WE DO NOT CONTINUE TO INNOVATE AND PROVIDE PRODUCTS AND SERVICES THAT ARE USEFUL TO OUR USERS AND CUSTOMERS, WE MAY NOT REMAIN COMPETITIVE, AND OUR REVENUES AND OPERATING RESULTS COULD SUFFER.

         Our success depends on providing products and services that our users and customers use for a high quality Internet experience. Our competitors are constantly developing innovations in web search, web functionality, online advertising and providing information to people. As a result, we must continue to invest significant resources in research and development in order to enhance our technology and our existing products and services and introduce new high-quality products and services that our users and customers can easily and effectively use. If we are unable to ensure that our users and customers have a high quality experience with our products and services, then these users and customers may become dissatisfied and move to other competitors' products. In addition, if we are unable to predict user and customer preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose users and customers. Our operating results would also suffer if our innovations are not responsive to the needs of our users and customers, are not appropriately timed with market opportunity or are not effectively brought to market. As technology continues to develop, our competitors may be able to offer results that are, or that are perceived to be, substantially similar or better than those generated by our products and services. This may force us to expend significant resources in order to remain competitive.

WE ARE REQUIRED TO EVALUATE OUR INTERNAL CONTROL OVER FINANCIAL REPORTING UNDER
SECTION 404 OF THE SARBANES OXLEY ACT OF 2002, AND ANY ADVERSE RESULTS FROM SUCH EVALUATION COULD RESULT IN A LOSS OF INVESTOR CONFIDENCE IN OUR FINANCIAL REPORTS AND HAVE AN ADVERSE EFFECT ON OUR STOCK PRICE.

         Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to furnish a report by our management on our internal control over financial reporting, beginning with our Annual Report on Form 10-KSB for the fiscal year ending December 31, 2007. Such a report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Our Annual Report must also contain a report that our independent auditors have issued attesting to management's assessment of our internal controls.

         The Committee of Sponsoring Organizations of the Treadway Commission
(COSO) provides a framework for companies to assess and improve their internal control systems. The Public Company Accounting Oversight Board's Auditing Standard No. 2 ("Standard No. 2") provides the professional standards and related performance guidance for auditors to attest to, and report on, management's assessment of the effectiveness of internal control over financial reporting under Section 404. Management's assessment of internal controls over financial reporting requires management to make subjective judgments and, particularly because Standard No. 2 is newly effective, some of the judgments will be in areas that may be open to interpretation and therefore the report may be uniquely difficult to prepare, and our auditors may not agree with management's assessments. We are still performing the system and process documentation and evaluation needed to comply with Section 404, which is both costly and challenging.

          During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2007 (or if our auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price.

           We cannot be certain as to the timing of completion of our evaluation, testing and any required remediation due in large part to the fact that there is very little precedent available by which to measure compliance with the new Auditing Standard No. 2. If we are not able to complete our assessment under Section 404 in a timely manner, we and our auditors would be unable to conclude that our internal control over financial reporting is effective as of December 31, 2007.

OUR INTELLECTUAL PROPERTY RIGHTS ARE VALUABLE, AND ANY INABILITY TO PROTECT THEM COULD REDUCE THE VALUE OF OUR PRODUCTS, SERVICES AND BRAND.

         We rely on a combination of copyright and trademark laws, trade secrets, software security measures, license agreements and nondisclosure agreements to protect our proprietary technology and software products. We have a variety of registered Internet domain names. Regulations governing domain names may not protect our trademarks and similar proprietary rights. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, or diminish the value of our trademarks and other proprietary rights. We currently have federally registered trademarks on LockPoint Xtra(R), Lockpoint(R), and Ratesheet Plus(R) and one pending patent; "User Interface for On-line Real Estate Service."

         Policing unauthorized use of our proprietary rights is inherently difficult, and we may not be able to determine the existence or extent of any such unauthorized use. The protection of our intellectual property may require the expenditure of significant financial and managerial resources. Moreover, we cannot be certain that the steps we take to protect our intellectual property will adequately protect our rights or that others will not develop substantially equivalent or superseding proprietary technology, or that equivalent products will not be marketed in competition with our products, thereby substantially reducing the value of our proprietary rights. Furthermore, there can be no assurance that any confidentiality agreements between us and our employees or any license agreements with our customers will provide meaningful protection of our proprietary information in the event of any unauthorized use or disclosure of such proprietary information.

         Although we believe that our trademarks and proprietary technology do not and will not infringe patents or violate proprietary rights of others, it is possible that our trademark and proprietary rights may not be valid or that other parties may claim that we infringed their proprietary rights. In the event our products infringe proprietary rights of others, we may be required to modify the design of our products, change the name of products or obtain a license. There can be no assurance we will be able to do so in a timely manner, upon acceptable terms and conditions, or at all. The failure to do any of the foregoing could have a material adverse effect upon us. In addition, there can be no assurance that we will have the financial or other resources necessary to enforce or defend an intellectual property infringement or proprietary rights violation action. Moreover, if our products infringe patents, trademarks or proprietary rights of others, we could, under certain circumstances, become liable for damages, which could have a material adverse effect on us.

ACQUISITIONS COULD RESULT IN OPERATING DIFFICULTIES, DILUTION AND OTHER HARMFUL CONSEQUENCES.

         We have evaluated, and expect to continue to evaluate, a wide array of potential strategic transactions. From time to time, we may engage in discussions regarding potential acquisitions. Any of these transactions could be material to our financial condition and results of operations. In addition, the process of integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures and is risky. The areas where we may face risks include:

         o The need to implement or remediate controls, procedures and policies appropriate for a public company at companies that prior to the acquisition lacked these controls, procedures and policies.

         o Diversion of management time and focus from operating our business to acquisition integration challenges.

         o Cultural challenges associated with integrating employees from the acquired company into our organization.

         o   Retaining employees from the businesses we acquire.

         o The need to integrate each company's accounting, management information, human resource and other administrative systems to permit effective management.

         The anticipated benefit of many of these acquisitions may not materialize. Future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.

THE TRADING PRICE FOR OUR COMMON STOCK IS AND MAY CONTINUE TO BE VOLATILE.

         The Company's common stock trades on the OTC Bulletin Board under the symbol "LINN." The trading price of our common stock has been historically volatile and will likely continue to be volatile. The trading price of our common stock may fluctuate widely in response to various factors, some of which are beyond our control. These factors include:

         o Quarterly variations in our results of operations or those of our competitors.

         o Announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments.

         o   Disruption to our operations or our data centers.

         o The emergence of new sales channels in which we are unable to compete effectively.

         o Our ability to develop and market new and enhanced products on a timely basis.

         o   Commencement of, or our involvement in, litigation.

         o   Any major change in our board or management.

         o Changes in governmental regulations or in the status of our regulatory approvals.

         o Recommendations by securities analysts or changes in earnings estimates.

         o Announcements by our competitors of their earnings that are not in line with analyst expectations.

         o   The volume of shares of common stock available for public sale.

         In addition, the OTC Bulletin Board, stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance.